Trader.com's 2001 Results :
Solid Revenue Growth of 12% and Strong EBITDA of euro 62M

Amsterdam, The Netherlands - March 27, 2002
Trader.com N.V., a global leader in classified advertising, releases today its audited 2001 results.

In euro millions	2001	2000	Increase
Revenue	419.1	372.9	+ 12%
EBITDA	62.0	(9.9)	+ 71.9 euro million
Net Result*	(14.5)	(132.8)	+ 118.3 euro million

*(US GAAP) Before amortization and impairment of goodwill

Solid revenue growth of 12%

  In 2001, consolidated revenue increased euro46.2 million, or 12%, from euro372.9 million in 2000 to euro419.1 million in 2001. This includes an increase of 6% for organic growth on a constant exchange rate basis.

  Print revenue increased euro37.9 million, or 11% from euro355.7 million in 2000 to euro393.6 million in 2001. Organic growth was 4% on a constant exchange rate basis.

  Online revenue increased euro8.3 million, or 48%, from euro17.2 million in 2000 to euro25.5 million in 2001. Organic growth was 43% on a constant exchange rate basis.

Strong EBITDA improvement to euro 62 million

  Total EBITDA for 2001 increased by euro71.9 million to euro62.0 million in 2001 from a negative euro9.9 million in 2000, exceeding guidance. Trader.com revised upward in September 2001 its 2001 EBITDA guidance from euro 50 million to euro60 million.

  Operations Print EBITDA, excluding restructuring charges, increased by euro17.2 million from euro88.3 million in 2000 to euro105.5 million in 2001.

  Operations Online EBITDA, excluding restructuring charges, improved by euro30.4 million from a negative euro40.3 million in 2000 to a negative euro9.9 million in 2001.

  Corporate costs, excluding restructuring charges, decreased by euro22.2 million from euro47.2 million in 2000 to euro25.0 million in 2001.

Net result before impact of goodwill improved by euro 118.3 million

  Net result before amortization and impairment of goodwill improved by euro118.3 million from a negative euro 132.8 million in 2000 to a negative euro14.5 million in 2001.

Commenting on the results, Didier Breton, Chief Operating Officer of Trader.com said:
"The results for 2001 are above expectations, despite softer economic conditions, with 12% revenue growth, and EBITDA of euro62 million. These demonstrate the success of the winning strategy that is now in place : a focus on our core business with speed and quality of execution."

Key Business Developments

In 2001 we expanded our leadership in some key markets. We acquired the Trading Post Group (Sydney, Australia) in May 2001, a key asset in our pan-Australian network. The integration of this business with our existing classified operations has given us an unparalleled position in every one of Australia's major cities. Our national presence has allowed us to capitalize on the national "Trading Post" brand. We expect Australia to be one of our key growth markets in 2002.

In addition to the Trading Post Group, we acquired Trajin, the leading classified advertising publication in Valencia, Spain. We also made the acquisition of the title "L'erbavoglio" in Lugano, Switzerland. In parallel, the Company disposed of two non-core assets through a sale of its Turkish operations and its titles in California, USA.

Outlook and 2002 Guidance

John H. MacBain, President and Chief Executive Officer added: "We are pleased with our 2001 results, delivering solid revenue growth and EBITDA above target. The restructuring of our Group is now completed. We expect 2002 to be another year of solid organic growth with a 50% EBITDA growth to euro93 million. We also expect to reach a positive US GAAP net income."

Year 2001 Summary Results

(euro in millions, except per share amounts)			Annual % Change
Financial	2001	2000	Total	Organic
Revenues
Print	393.6	355.7	11%	4%
Online	25.5	17.2	48%	43%
Total Revenue	419.1	372.9	12%	6%
EBITDA(1)
Operations Print	105.5	88.3	19%	-
Operations Online	(9.9)	(40.3)	-	-
Corporate Costs	(25.0)	(47.2)	--	-
Restructuring Charge	(8.6)	(10.7)	--	-
Total EBITDA	62.0	(9.9)	--	-
-	-	-	--	-
Net Loss - U.S. GAAP	(76.7)	(172.1)	--	-
Net Loss - French GAAP	(91.2)	(134.8)	--	-
EPS - U.S. GAAP	(0.84)	(4.00)	--	-
-	-	-	-	-
Net Loss - U.S. GAAP	(76.7)	(172.1)	-	-
Add back Amortization	43.0	39.3	-	-
Add back Impairment	19.2	-	-	-
Net Loss before Goodwill	(14.5)	(132.8)	-	-
Operational
No.of Publications	297	282	-	-
Annual Circulation (millions)	165	170	-	-
No. of Web sites	58	52	-	-
Monthly Page Views (2)	210	135	-	-

Note:
(1) EBITDA is Operating Profit before Depreciation, Amortization, Non-cash compensation expense and Write-down of impaired assets
Please see the attached Consolidated Statement of Operations for amounts
(2) Last month of period, in millions

Please also see the attachments:

  Financial review

  Condensed Consolidated Balance Sheets

  Condensed Consolidated Statement of Operations

  Condensed Consolidated Statements of Cash Flows

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and 58 websites in 20 countries with more than 210 million page views per month. Trader.com has over 5,100 employees worldwide, of whom over 2,100 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 47 23 90 48 Fax: +33 (0)1 47 23 88 98 Email: bourdon@cicommunication.com	Analysts and Investors relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media relations: Contact: Françoise Chauty Tel: + 33 (0)1 47 23 90 48 Fax: + 33 (0)1 47 23 88 98 Email: chauty@cicommunication.com

Forward looking statement
Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations," "guidance," "if initiated," "if obtained" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.

2001 Financial Review

Revenues

Revenues for the year ended December 31, 2001 increased euro 46.2 million, or 12%, to euro 419.1 million from euro372.9 million for the year ended December 31, 2000. This includes an increase of 6% for organic growth on a constant exchange rate basis. An increase of euro28.0 million is related to acquisitions during 2001, or 61% of the growth in revenues. The increase from acquisitions was due primarily to increases of euro15.7 million in Australia and euro5.6 million in North America. The following table presents the components of our revenue growth for the years ended December 31, 2001 and 2000 and the related % increases.

In euro millions
Print Revenues	2000	2001	% Change
Classified ads - Private	46.3	55.8	21%
Classified ads - Professional	49.7	60.7	22%
Display	145.0	153.4	6%
Circulation	97.9	105.7	8%
Other	13.7	13.7	0%
Services	3.1	4.3	39%
Total Print Revenues	355.7	393.6	11%
Online Revenues	17.2	25.5	48%
Total Revenues	372.9	419.1	12%

Components of online revenue for the year ended December 31, 2001 include revenues from listing fees of euro11.9 million, professional solutions (or Power Pages) of euro8.3 million, banner advertisement of euro2.6 million and services and other revenue of euro2.7 million. Banner advertisement represents less than 1% of our consolidated revenues for 2001.

The following table presents our total revenues by geographic segment for the years ended December 31, 2001 and 2000 and the related % changes.

In euro millions
Geographic Segment	2000	2001	% Change
North America	106.8	110.9	4%
Russia & the CIS	51.5	67.1	30%
Spain & Latin America	59.4	61.5	4%
Australia	28.7	46.5	62%
North & Central Europe	44.0	46.4	5%
France	39.7	43.8	10%
Italy & Switzerland	29.3	29.6	1%
Other	13.5	13.3	(1%)
Total Revenues	372.9	419.1	12%

Recent actions

During 2001, we continued a cost reduction program begun in the second half 2000, that derived from the integration of our print and online operations. This integration program continued the consolidation of sales, production, marketing and customer service between print and online to produce a seamless operating environment. Further, the cost reduction program included the elimination of a layer of management in North America in the first half of 2001 and the reduction of corporate costs by the further decentralization of our operating structure.

As a result of these cost reduction measures, we have recorded a restructuring charge in 2001 of euro8.6 million included in general and administrative expense. This restructuring charge, which reduces EBITDA, includes employee redundancy costs of euro6.7 million for the reduction of employee headcount by 464 and euro1.9 million related to the consolidation of facilities, primarily in Canada. We expect the cost reduction program implemented in 2001 to generate EBITDA savings of approximately euro17 million annually.

In addition to the cash-based restructuring charges, we have recorded a write-down of impaired assets of euro39.6 million in 2001. The write-down includes euro5.0 million related to capitalized software and computer hardware, euro2.6 million related to the consolidation of facilities, primarily in Canada and euro19.2 million related to goodwill and other intangible assets. Further, the write-down of impaired assets includes euro11.7 million for our option to purchase the Avis and Revier Markt publications in Germany as our renegotiation effort with the potential sellers was unsuccessful and we do not plan to exercise that option.

EBITDA

We disclose our financial information on a basis consistent with that viewed internally by our chief executive officer. As such, the key operating measure for our geographical operating units (which are on a region basis) is operating profit before depreciation, amortization, non-cash compensation expense and the write-down of impaired assets. Please see these amounts in the Condensed Consolidated Statement of Operations below. We describe this key operating measurement as Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").

Our EBITDA increased by euro71.9 million to euro62.0 million in 2001 from a negative euro9.9 million in 2000. This includes an increase of euro17.0 million, or 24%, from our print operations to euro87.4 million in 2001 from euro70.4 million in 2000. It also includes an improvement of euro54.9 million from our online operations to a negative euro25.4 million in 2001 from a negative euro80.3 million in 2000. Our EBITDA margin as a percentage of revenues reached 14.8% in 2001. Excluding corporate costs, EBITDA from our regions improved by euro45.1 million to euro89.3 million in 2001 from euro44.2 million in 2000. Excluding corporate costs, EBITDA from our print operations increased by euro13.6 million to euro100.2 million in 2001 from euro86.6 million in 2000. The improvement in our EBITDA in 2001 reflects our revenue growth, the control of direct selling costs and production costs and the significant improvement in general and administrative expenses as a percentage of revenues. The following table presents our EBITDA by geographic segment for the years ended December 31, 2001 and 2000 and the related % changes.

In euro millions
Geographic Segment	2000	2001	% Change
North America	7.6	16.8	121%
Russia & the CIS	21.8	30.0	38%
Spain & Latin America	2.7	11.4	322%
Australia	2.1	6.3	200%
North & Central Europe	3.8	8.1	113%
France	(0.5)	7.3	N/A
Italy & Switzerland	5.5	7.4	35%
Other	1.2	2.0	67%
Region EBITDA	44.2	89.3	102%
Corporate Costs	(54.1)	(27.3)	50%
Total EBITDA	(9.9)	62.0	N/A

Net Results

Our net loss under U.S. GAAP decreased by euro95.4 million from euro172.1 million in 2000 to euro76.7 million in 2001 and primarily reflects the reduction in losses from our online activities by euro54.9 million, an increase in the results from our print operations of euro17.0 million, a reduction in non-cash compensation expense of euro49.7 million, but offset by an increase in write-down of fixed assets by euro24.9 million. French GAAP net loss improved from euro134.8 million in 2000 to euro91.2 million in 2001.

Liquidity

The Company's net debt increased by euro51.0 million from euro149.3 million in 2000 to euro200.3 million in 2001. This increase reflects borrowings to finance acquisitions of euro43.7 million, a payment of euro8.7 million upon the sale of our Californian operations, a negative exchange rate impact of euro6.8 million and net operational use of euro9.2 million. We had euro53.4 million of cash and available borrowings under our credit agreement as of December 31, 2001.

TRADER.COM N.V.
Condensed Consolidated Balance Sheets
(euros in millions)

	December 31, 2000	December 31, 2001
ASSETS	--	--
-----Current assets:	--	--
----------Cash and cash equivalents	euro 19.2	euro 21.2
----------Accounts receivable, less allowances of euro8.0 (2000) and euro10.4 (2001), ----------------------respectively	44.1	41.0
----------Other receivables	18.8	23.1
----------Deposits	2.6	1.5
----------Prepaid expenses and other current assets	16.2	13.3
----------Total current assets	100.9	100.1
----------Property, plant and equipment, net	59.4	49.6
----------Goodwill and other intangibles, net	617.4	655.9
----------Other non-current assets	46.9	40.6
---------------Total assets	euro 824.6	euro 846.2
LIABILITIES AND SHAREHOLDERS' EQUITY	--	--
-----Current liabilities:	--	--
----------Accounts payable	euro37.9	euro29.2
----------Social and fiscal liabilities	30.1	30.0
----------Accrued liabilities	22.0	16.3
----------Income taxes payable	11.2	10.6
----------Current portion of long-term debt	1.6	9.1
----------Other liabilities	7.6	7.6
---------------Total current liabilities	110.4	102.8
-----Long-term liabilities:	--	--
----------Long-term debt, net of current portion	160.8	208.4
----------Deferred income taxes	72.7	70.0
----------Other long term liabilities	7.8	12.6
---------------Total liabilities	351.7	393.8
-----Minority interest	7.9	59.8
-----Shareholders' equity:	--	--
----------Capital shares	105.4	105.4
----------Additional paid-in capital	960.3	949.2
----------Deferred compensation expense	(28.2)	(7.0)
----------Accumulated deficit	(580.9)	(657.6)
----------Accumulated other comprehensive income	8.4	2.6
---------------Total shareholders' equity	465.0	392.6
---------------Total liabilities and shareholders' equity	euro824.6	euro846.2

TRADER.COM N.V.
Condensed Consolidated Statements of Operations
(euros in millions, except per share amounts)

	December 31, 2000	December 31, 2001
Revenues	euro 372.9	euro 419.1
Operating costs and expenses:	-	-
-----Cost of revenues	213.3	220.0
-----General and administrative	169.5	137.1
---------------EBITDA	(9.9)	62.0
-----Non-cash compensation expense	52.1	2.4
-----Depreciation	22.4	22.1
-----Amortization	39.3	43.0
-----Write-down of impaired assets	14.7	39.6
Operating loss	(138.4)	(45.1)
Other (income) expense:	-	-
Interest and financing fees	23.1	21.7
Foreign exchange (gain) loss and other	2.1	2.0
(Gain) loss on sale of assets	-	(3.5)
-	25.2	20.2
Loss before income taxes and minority interest	(163.6)	(65.3)
Income tax provision, net	6.5	5.7
Loss before minority interest	(170.1)	(71.0)
Minority interest	2.0	5.7
Net loss	euro(172.1)	euro(76.7)
Basic and diluted net loss per common share	euro(4.00)	euro(0.84)

TRADER.COM N.V.
Condensed Consoldated Statements of Cash Flows
(euros in millions)

	December 31, 2000	December 31, 2001
Operating activities:
-----Net loss	euro(172.1)	euro(76.7)
-----Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
-------Minority interest	2.0	5.7
-------Amortization, deferred financing fees	6.6	1.8
-------Amortization, all other	39.3	43.0
-------Depreciation	22.4	22.1
-------Provision for doubtful accounts	4.4	6.4
-------Unrealized foreign exchange (gain) loss	1.6	4.5
-------Deferred income taxes	(1.4)	(9.2)
-------Loss on disposals and write-down of impaired assets	15.7	39.6
-------Non-cash compensation expense	52.1	2.4
-------Non-cash interest	3.5	0.4
-------Gain on sale of assets	-	(3.5)
-------Gain on unwind of swaps	(4.7)	(0.6)
-------Net change in working capital balances related to operations	(12.4)	(19.3)
-------Net cash provided by (used in) operating activities	(43.0)	16.6
Investing activities:
-------Cash paid for investments	(28.9)	(0.3)
-------Cash received from sale of assets	-	10.8
-------Cash paid for property, plant and equipment	(56.8)	(20.4)
-------Cash paid for acquisition costs	(0.6)	(0.2)
-------Cash paid for acquisitions, net of cash acquired	(83.2)	(40.2)
-------Cash used in investing activities	(169.5)	(50.3)
Financing activities:
-------Increase (decrease) in bank overdraft balances	(3.3)	(0.7)
-------Cash received from unwind of swaps	7.2	-
-------Cash received from borrowings	123.4	67.4
-------Cash payments on borrowings	(234.7)	(24.7)
-------Cash repayment on due to shareholders	(63.2)	-
-------Cash paid for financing costs	(1.5)	(1.9)
-------Cash received from Shares issued	384.9	0.1
-------Dividends paid to minority interest	(2.8)	(4.5)
-------Cash provided by financing activities	210.0	35.7
Effect of exchange rate changes on cash	0.1	-
Increase (decrease) in cash	(2.4)	2.0
Cash and cash equivalents at beginning of period	21.6	19.2
Cash and cash equivalents at end of period	euro 19.2	euro 21.2